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                              SECURITIES AND EXCHANGE COMMISSION                                        --------------------------
                                    WASHINGTON, D.C. 20549                                                    OMB Approval
                                         FORM N-17f-2                                                   --------------------------
                                                                                                        OMB Number:      3235-0360
                       Certificate of Accounting of Securities and Similar                              Expires:     July 31, 1994
                                 Investment in the Custody of                                           Estimated average burden
                                Management Investment Companies                                         hours per response... 0.05

                           Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                       Date examination completed

       811-06603                                                             October 29, 2004
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2. State identification Number:  DE
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     AL                  AK                  AZ                  AR                  CA                  CO
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     CT                  DE                  DC                  FL                  GA                  HI
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     ID                  IL                  IN                  IA                  KS                  KY
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     LA                  ME                  MD                  MA                  MI                  MN
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     MS                  MO                  MT                  NE                  NV                  NH
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     NJ                  NM                  NY                  NC                  ND                  OH
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     OK                  OR                  PA                  RI                  SC                  SD
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     TN                  TX                  UT                  VT                  VA                  WA
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     WV                  WI                  WY                  PUERTO RICO
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     Other (specify):
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3. Exact name of investment company as specified in representation statement:

      Performance Funds Trust
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4. Address of principal executive office (number, street, city, state, zip code):

      3435 Stelzer Road, Columbus, Ohio 43219
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             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of Performance Funds Trust:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about Performance Funds Trust's (the "Trust's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of October 29, 2004. Management is responsible for the Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Trust's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 29, 2004, and with respect to agreement of security purchases and sales, for the period from May 31, 2004 (the date of our last examination), through October 29, 2004:

- Confirmation of all securities held by institutions in book entry form by the Federal Reserve Bank of Atlanta, the Depository Trust Company and Bank of New York;

- Confirmation of all securities out for transfer with brokers;

- Reconciliation of all such securities to the books and records of the Trust and Trustmark National Bank (the "Custodian"), the Trust's Custodian;

- Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Custodian's records;

- Confirmation of all mutual fund investments with transfer agents; and

- Agreement of 30 security purchases and 30 security sales or maturities since our last report from the books and records of the Trust to the related trade tickets.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust's compliance with specified requirements.

In our opinion, management's assertion that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 29, 2004 with respect to securities reflected in the investment accounts of the Trust is fairly stated, in all material respects.

This report is intended solely for the information and use of the Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


PricewaterhouseCoopers LLP
Columbus, Ohio
March 30, 2005
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    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940

We, as members of management of Performance Funds Trust (the "Trust"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 29, 2004, and from May 31, 2004 through October 29, 2004.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 29, 2004, and from May 31, 2004 through October 29, 2004, with respect to securities reflected in the investment accounts of the Trust.


Performance Funds Trust


By: /s/ Chris Sabato
    -----------------------------------
    Mr. Chris Sabato
    Treasurer


    March 31, 2005
    -----------------------------------
    Date